ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
December 4, 2024
Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Bahl & Gaynor Small Cap Dividend ETF and Bahl & Gaynor Dividend ETF (each, a “Fund” and, together, the “Funds”) File Nos. 333-179562 and 811-22668
Dear Ms. Brutlag:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 977 to the Trust’s Registration Statement on Form N-1A filed September 27, 2024 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.Please re-order the principal risks of each Fund in order of importance rather than alphabetically. Please see ADI 2019-08 - Improving Principal Risks Disclosure.
Response:    The Trust has reviewed each Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the applicable Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in each Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 2.Please include more information about each Fund’s principal investment strategy in addition to the disclosure pertaining to temporary defensive positions in Item 9.
Response:    The Trust confirms that each Fund’s principal investment strategy is disclosed in full within its respective Item 4 disclosures. The Trust respectfully declines to repeat the principal investment strategy disclosure in Item 9 pursuant to General Instruction C.3 of Form N-1A, which states “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

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If you have any questions regarding the above response, please do not hesitate to contact me at josh.hinderliter@usbank.com.
Sincerely,

/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Vice President and Secretary